Filed by Supernova Partners Acquisition Company, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Supernova Partners Acquisition Company, Inc. (SEC File No.: 001-39641)

Date: March 18, 2021

The following communication was made available by Spencer Rascoff on LinkedIn on March 18, 2021:

Title: Announcing my first SPAC deal: Offerpad

This is an exciting time to be in the PropTech industry. Innovation is exploding at an accelerating rate. There are new software tools to help traditional sales go smoother and faster; better ways for real estate agents to communicate with clients; and entirely new business models that help people share homes (like Pacaso) or share equity in homes. And amidst this period of innovation, iBuying – where a company buys a home, refurbishes it for resale, and then promptly resells it – has been growing quickly. But real estate is a really big industry — each year, around 6 million homes sell for about $1.6 trillion in the US alone. iBuying is a tiny part of that at less than 1 percent of transactions. There is a lot of room to grow.

That’s why I’m excited to announce my SPAC, Supernova 1, has reached an agreement to merge with Offerpad. This means that, if the deal closes (expected in a few months), Supernova (NYSE: SPNV) will be renamed Offerpad and will trade on the New York Stock Exchange under the ticker symbol OPAD.

Offerpad today is one of the largest buyers and sellers of residential real estate in the country. They operate in 900 cities and towns nationwide and have completed 30,000 real estate transactions worth around $7 billion of gross transaction value. Offerpad has achieved this scale in just 5 years with only about $200 million of venture capital. By going public via the Supernova SPAC, Offerpad will be better capitalized and in a position to grow even larger. The real estate industry covers a lot of ground, and there will be many winners through this next phase of innovation, with Offerpad in a great position to be one of the winners.

I’ve had a special place in my heart for real estate since I was a kid. My mom was a real estate agent, and I’ve spent the last 16 years in the industry — first at Zillow, then as an angel investor to multiple PropTech companies, and also as co-founder of Pacaso. I’m happy for this opportunity to continue to be part of this industry that I love, and I’m excited to keep working with so many friends and colleagues who share my passion for real estate innovation.

Press Release

More information about the transaction:

In connection with the proposed business combination, a Registration Statement on Form S-4 (the “Form S-4”) is expected to be filed by Supernova Partners Acquisition Company, Inc. (“SPAC”) with the U.S. Securities and Exchange Commission (“SEC”) that will include a preliminary proxy statement/prospectus in connection with the proposed business combination. SPAC’s stockholders and other interested persons are advised to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Merger, as these materials will contain important information about SPAC, OfferPad, Inc. (“OfferPad”), and the proposed business combination. Such persons can also read SPAC’s prospectus dated October 22, 2020 relating to its initial public offering, for a description of the security holdings of SPAC’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to stockholders of SPAC as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova Partners Acquisition Company, Inc., 4301 50th Street NW, Suite 300, PMB 1044, Washington, DC 20016.

SPAC, OfferPad, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SPAC’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SPAC’s directors and executive officers in SPAC’s prospectus dated October 22, 2020 relating to its initial public offering. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s stockholders in connection with the Merger will be set forth in the proxy statement/prospectus for the Merger when available.

More about why we chose OfferPad: